

Exhibit 99.2

STATE OF ILLINOIS
DEPARTMENT OF INSURANCE

IN THE MATTER OF:

TRIAD GUARANTY INSURANCE CORPORATION
and
TRIAD GUARANTY ASSURANCE CORPORATION

HEARING NO. 12-HR-0902

ORDER

I, Andrew Boron, Director of the Illinois Department of Insurance, hereby certify that I have read the Record in this matter and the hereto attached Findings of Fact, Conclusions of Law and Recommendations of the Hearing Officer, Louis Butler, appointed and designated pursuant to Section 402 of the Illinois Insurance Code (215 ILCS 5/402) to conduct a Hearing in the above-captioned matter. I have carefully considered and reviewed the Record of the Hearing and the Findings of Fact, Conclusions of Law and Recommendations of the Hearing Officer attached hereto and made apart hereof.

I, Andrew Boron, Director of the Illinois Department of Insurance, being duly advised in the premises, do hereby adopt the Findings of Fact, Conclusions of Law and Recommendations of the Hearing Officer as my own, and based upon said Findings, Conclusions and Recommendations enter the following Order under the authority granted to me by Article XXIV and Article XXIX of the Illinois Insurance Code (215 ILCS 5/401 et. seq.) and Article X of the Illinois Administrative Procedure Act(5 ILCS 100/10-5 et. seq.).

This Order is a Final Decision pursuant to the Illinois Administrative Procedure Act (5 ILCS 100/1 et. seq.). Parties to the proceeding may petition the Director of Insurance for a Rehearing or to Reopen the Hearing pursuant to 50 Ill. Adm. Code 2402.280. Appeal of this Order is governed by the Illinois Administrative Review Law (735 ILCS 5/3-101 et. seq.).

NOW IT IS THEREFORE ORDERED THAT:

1) Respondents, shall be placed in rehabilitation including a determination that TGIC is insolvent and Respondents' further transaction of business would be hazardous to its policyholders, creditors or to the public; and

2) The costs of the hearing are waived.

DEPARTMENT OF INSURANCE
State of Illinois

Date: 12-11-12



Andrew Boron
Director